SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For July 25, 2002


                      Distribution and Service D&S, Inc.
                 ---------------------------------------------
                (Translation of registrant's name into English)


                 Avenida Presidente Eduardo Frei Montalva 8301
           --------------------------------------------------------
                                   Quilicura
                            -----------------------
                                   Santiago
                          --------------------------
                                     Chile
                          --------------------------
                   (Address of principal executive offices)


                            Form 20-F /X/  Form 40-F__


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes__  No /X/

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               DISTRIBUCION Y SERVICIO D&S S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K

                               TABLE OF CONTENTS

(1) A letter from the Chilean Superintendencia de Valores y Seguros, dated July 19, 2002, requesting additional information from the Company relating to Disco-Ahold's guarantee of the account receivable from Disco S.A. for the purchase of Ekono S.A. Argentina.

(2) The Company's response letter, dated July 23, 2002, addressing such concerns.

                  SUPERINTENDENCIA DE VALORES Y SEGUROS
                                     CHILE



                             DOC.: Ord.Letter No 05366 dated July 19, 2002.

                             FILING: CONSOLIDATED FINANCIAL
                                     STATEMENTS AS OF MARCH 2002

                             SUBJECT: ACCOUNT RECEIVABLE FROM
                                      DISCO S.A.


                                   SANTIAGO


FROM:  DEPUTY SUPERINTENDENT OF SECURITIES

TO:  CHIEF EXECUTIVE OFFICER, DISTRIBUCION Y SERVICIO D&S S.A.


         This Superintendencia, in exercise of its controlling duties, has partially reviewed the information contained in the above-referenced filing, in connection with which we request updated information regarding the following:

         With regards to explanatory note "Guarantees from third parties", in which it is manifestly stated that "In accordance with the Stock Purchase Agreement of Ekono S.A. (Argentina), the account receivable from Disco S.A. is guaranteed by the Dutch Company Disco/Ahold International Holdings N.V.", this Commission requests that you provide information on the way in which such guarantee will be enforced, in light of the current financial conditions affecting the Argentine Velox business group, as well as the potential impact on your Company's results in consideration of the risk that such balance will become uncollectible.

         The information requested above must be sent to this Superintendencia and to the corresponding stock exchanges within two business days from the notification of this request, and such response should explicitly cite the document number and date of this request.

         Sincerely,



                              HERNAN LOPEZ BOHNER
                      DEPUTY SUPERINTENDENT OF SECURITIES
                   AS PER INSTRUCTIONS BY THE SUPERINTENDENT

                                                           July 23, 2002




Mr. Hernan Lopez Bohner
Deputy Superintendent of Securities
Superintendecia de Valores y Seguros
Teatinos 120, 5th floor
SANTIAGO

Re.:     Ord. Letter No. 05366 dated July 19th, 2002.

Dear Mr. Lopez:


By means of the above-referenced letter, you have requested that we provide updated information on how the guarantee granted by Disco/Ahold International Holdings N.V. will be enforced, in the context of the current financial situation of the Argentine Velox business group, as well as the effects that the lack of performance of the secured obligation might have on our results.

In this regard, I report to you that the obligation which is secured by the guarantee of Disco/Ahold International Holdings N.V. is the obligation of Disco S.A., an Argentine stock corporation, to pay to Distribucion y Servicio D&S S.A. the amount of US$80,000,000, which corresponds to the unpaid portion of the purchase price of the shares of Supermercados Ekono Sociedad Anonima, an Argentine stock corporation, plus US$10,000,000, which corresponds to the purchase price adjustment account, minus certain deductions to be made from those amounts, both of which are due on May 2nd, 2003. The obligation to pay the unpaid portion of the purchase price is evidenced by 10 promissory notes issued by Disco S.A. in the amount of US$8,000,000 each, whose payment is secured by Disco/Ahold International Holdings N.V. as guarantor.

Royal Ahold, the Dutch parent company of Disco/Ahold International Holdings N.V., publicly announced on July 17th, 2002 that, due to certain defaults by Velox Retail Holdings, which are secured by shares held by Velox Retail Holdings in Disco/Ahold International Holdings N.V., Royal Ahold will acquire "substantially all" of the shares of Disco/Ahold International Holdings N.V., parent company and guarantor of the obligations of Disco S.A. towards Distribucion y Servicio D&S S.A., in a US$490 million transaction.

Given the above and in light of Royal Ahold's creditworthiness, Distribucion y Servicio D&S S.A. believes that Disco S.A. will fully perform its obligations to pay, in a timely manner, both the unpaid portion of the purchase price and the then existing balance of the purchase price adjustment account. Therefore, there should be no effect on our results since no risk of non-performance or need to enforce the guarantee is currently foreseen. However, in the unlikely event of the non-payment by Disco S.A. of its obligations, Distribucion y Servicio D&S S.A. shall enforce the guarantee of Disco/Ahold International Holdings N.V. in the courts of law.

Lastly and as a consequence of the above, the financial situation of the Argentinean Velox business group shall neither directly nor indirectly affect the performance of the obligations of Disco S.A. towards Distribucion y Servicio D&S S.A., which are secured by Disco/Ahold International Holdings N.V., its parent company.

I remain available to furnish to you any additional information that you may deem necessary.

Sincerely,




                             Cristobal Lira Ibanez
                            Acting General Manager
                       Distribucion y Servicio D&S S.A.


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DISTRIBUCION Y SERVICIO D&S S.A.







                                  SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                         DISTRIBUCION Y SERVICIO D&S S.A.



                                         By: /s/ Miguel Nunez
                                             ----------------------
                                            Chief Financial Officer









Dated:  July 25, 2002